Great-West Life & Annuity Insurance Company

8515 East Orchard Road

Greenwood Village, Colorado 80111

October 1, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re.:	Great-West Life & Annuity Insurance Company ("Depositor")
Prestige Variable Life Account ("Registrant")
Registration Statement on Form N-6 under the Securities Act of 1933 and Amendment No. 7 under the Investment Company Act of 1940
File Nos. 811-09667 and 333-______

Commissioners:

Registrant and GWFS Equities, Inc. (“Underwriter”), as principal underwriter of the variable life insurance policies that are the subject to the above-referenced Registration Statement, each hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the Registration Statement effective immediately upon filing on October 1, 2009. Registrant has submitted an informal filing to the staff of the Commission and has received approval to file for immediate effectiveness.

To our knowledge, no distribution of copies of the Registration Statement or the prospectus supplement included therein has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

Registrant and Underwriter each submits that this request satisfies the standards of Rule 461 and is consistent with the public interest and the protection of investors.

Very truly yours,

Prestige Variable Life Account Great-West Life & Annuity Insurance Company		GWFS Equities, Inc.
By:	/s/ R.J. Laeyendecker	By:	/s/ M.R. Edwards
Name	R.J. Laeyendecker	Name	M.R. Edwards
Title	Senior Vice President	Title	Vice President

cc:	Patrick F. Scott, Esq.
Securities and Exchange Commission